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TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Announces Closing of Debenture Offering
Saskatoon, Saskatchewan, Canada, September 16, 2005 . . . . . . . . . . . . .
Cameco Corporation announced today it has completed the offering of $300 million of unsecured debentures that were sold pursuant to a prospectus dated September 12, 2005. The offering was underwritten by RBC Capital Markets and Scotia Capital Inc.
Cameco plans to use the net proceeds of approximately $297 million principally for retiring outstanding commercial paper, planned capital expenditures and general corporate purposes. The company’s planned capital expenditures include developmental and sustaining capital at its uranium and conversion facilities. The company’s commercial paper program is used for capital expenditures and general corporate purposes which may include the funding of acquisitions.
The debentures have been rated A (low) by Dominion Bond Rating Service Limited and BBB+ by Standard & Poor’s Rating Service. Each debenture has a minimum denomination of $1,000 and will bear interest at an interest rate of 4.70% per annum payable semi-annually in arrears on March 16 and September 16 in each year commencing March 16, 2006 and will mature on September 16, 2015.
The debentures have not been and will not be registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States to any person absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Statements contained in this news release- which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition;

the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316

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